[Letterhead of Pinacle Enterprise, Inc.]

United States

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549-4631

Re:

Pinacle Enterprise, Inc.

Registration Statement on Form S-1

Filed June 21, 2011

File No. 333-175044

Dear Sir or Madam:

In response to your comment letter dated February 23, 2012, please note the following:

General

1.

Refer to prior comment 1.  As requested previously, revise also the second paragraph of risk factor 13 and the fourth and fifth paragraphs on page 14 to remove the “may be deemed to be” and “will considered to be” language because the selling shareholders “are” underwriters.

Response: We have revised the second paragraph of risk factor 13 to indicate that our selling shareholders “are” underwriters of the offering.  Also, we have removed the language in question in fourth and fifth paragraphs on page 14.

2.

Refer to prior comment 1.  As requested previously, revise also the first sentence in the second paragraph of risk factor 14 to indicate that the selling shareholders must sell at a fixed price of $0.05 per share for the duration of the offering because Pinacle is a shell company.

Response: We have revised the second paragraph of risk factor 18 to indicate that the selling shareholders must sell at a fixed price of $0.05 per share for the duration of the offering because Pinacle is a shell company.

Executive Officer Compensation Table. Page 35

3.

We note your response to prior comment 6; however, the compensation table still shows compensation for 2008, 2009, and 2010.  Please revise the table to reflect any compensation paid for the years ended January 31, 2010, 2011, and 2012.  This comment applies also to the director compensation table of page 36.

Response: We have revised both Executive Officer Compensation Table and Director Compensation Table to reflect the compensations paid in 2010, 2011, and 2012.

Thank you for your time and consideration in this matter.

Pinacle Enterprise, Inc.

Mikhail Kats

Chief Executive Officer